Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES SUCCESSFUL ISSUANCE OF
US$385 MILLION EQUIVALENT OF SENIOR UNSECURED NOTES

(Calgary, October 18, 2012) /Marketwire/ - Pengrowth Energy Corporation is pleased to announce the completion of a private placement of senior unsecured notes.  The offering was completed in the United States and Canada with an aggregate of US$385 million equivalent principal amount of notes being issued.

The notes were issued in five tranches with interest rates ranging from 3.45 percent to 4.74 percent and maturities ranging from seven to 12 years as follows:

➢	US$35 million of 3.49 percent notes due in 2019
➢	₤15 million of 3.45 percent notes due in 2019
➢	US$105 million of 4.07 percent notes due in 2022
➢	CDN$25 million of 4.74 percent notes due in 2022
➢	US$195 million of 4.17 percent notes due in 2024

The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes. The proceeds from the notes will be used to pay down indebtedness under Pengrowth’s current credit facilities and to increase working capital.

“We are very pleased that we have been able to complete this long-term notes offering,” said Derek Evans, Pengrowth’s President and Chief Executive Officer.  “This transaction locks in our interest costs at attractive rates for up to twelve years. In addition, it improves our overall financial flexibility, with over $850 million of undrawn borrowing capacity now available. We are well positioned to seize opportunities as they present themselves, with debt maturities staggered over the next 12 years and no near term constraints on the balance sheet.”

Citigroup Global Markets Inc. acted as sole book runner and exclusive lead placement agent in connection with the private placement. TD Securities USA LLC and Mitsubishi UFJ Securities USA Inc. acted as co-agents on the private placement. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Swan Hills light oil, Cardium light oil and the Lindbergh thermal project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

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